UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 under
the Securities Exchange Act of 1934

For the month of December 2013	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

Other Events

On December 16, 2013, AerCap Holdings N.V. (“AerCap”) announced that it has entered into a definitive agreement with American International Group, Inc. (“AIG”) and AIG Capital Corporation under which AerCap Ireland Limited, a wholly owned subsidiary of AerCap, will acquire 100% of the common stock of International Lease Finance Corporation (“ILFC”), a wholly owned subsidiary of AIG (the “Transaction”). Under the terms of the agreement, AIG will receive $3.0 billion cash and 97,560,976 AerCap ordinary shares. In connection with the transaction, AIG will be entitled to nominate two directors for election to the board of directors of AerCap and AIG’s shareholding in AerCap will be subject to voting restrictions and standstill provisions. The closing of the Transaction, which is expected to occur in the second quarter of 2014, remains subject to approval by AerCap shareholders, receipt of necessary regulatory approvals and satisfaction of other customary closing conditions.

In connection with the transaction, AerCap Ireland Capital Limited (“AerCap Capital”), a wholly owned subsidiary of AerCap, has entered into a $2.75 billion bridge credit agreement with UBS AG, Stamford Branch, as administrative agent and Citibank N.A. as syndication agent (the “Bridge Credit Facility”). The proceeds from the Bridge Credit Facility may be used in connection with the financing of the Transaction. In addition, AerCap Capital has entered into a $1 billion revolving credit facility with AIG (the “Revolving Credit Facility”). The proceeds from the Revolving Credit Facility will become available upon the closing of the Transaction.  The proceeds from the Revolving Credit Facility are to be used for general corporate financing.

This Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-177659 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416 and 333-165839, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1	AerCap Holdings N.V. Press Release
99.2	AerCap Holdings N.V. Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
Name: Aengus Kelly
Title: Chief Executive Officer
Date: December 16, 2013

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release.
99.2	AerCap Holdings N.V. Investor Presentation.